As filed with the Securities and Exchange Commission on January 10, 2007
Registration No. 333-_______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST EFFECTIVE
AMENDMENT NO. 1
TO
FORM S-1
ON

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Modtech Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	33-0825386
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2830 Barrett Avenue
Perris, California 92571
(951) 943-4014
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dennis L. Shogren
President and Chief Executive Officer
Modtech Holdings, Inc.
2830 Barrett Avenue
Perris, California 92571
(951) 943-4014
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Jon R. Haddan, Esq.
Haddan & Zepfel LLP
500 Newport Center Drive, Suite 580
Newport Beach, California 92660
(949) 706-6000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. ☐

 THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Form S-1 on Form S-3 is being filed to convert the Registration Statement on Form S-1 ( No. 333-128243) into a Registration Statement on Form S-3.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 10, 2007

PRELIMINARY PROSPECTUS

MODTECH HOLDINGS, INC.

2,117,999 Shares of

Common Stock

par value $0.01 per share

This prospectus relates to an aggregate of 2,117,999 shares of common stock of Modtech Holdings, Inc. that may be offered for sale by the persons named in this Prospectus under the caption “Selling Stockholders” who acquired such shares in a private placement of our stock or who may acquire such shares upon exercise of warrants that were issued in connection with the private placement of our common stock and in connection with a convertible note that has been repaid. We will not receive any of the proceeds from the offer and sale of the shares.

The shares may be offered for sale from time to time by each selling stockholder acting as principal for its own account or in brokerage transactions at prevailing market prices or in transactions at negotiated prices. No representation is made that any shares will or will not be offered for sale. It is not possible at the present time to determine the price to the public in any sale of the shares by the selling stockholders and each selling stockholder reserves the right to accept or reject, in whole or in part, any proposed purchase of shares. Accordingly, the public offering price and the amount of any applicable underwriting discounts and commissions will be determined at the time of such sale by the selling stockholders.

Our common stock currently trades on the NASDAQ Global Market under the symbol “MODT.”

See “Risk Factors” beginning on page 1 to read about risks that you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January _, 2007

As used in this prospectus, the terms “we,” “us,” “our,” the “Company” and “Modtech” means Modtech Holdings, Inc. and its subsidiaries (unless the context indicates a different meaning), and the term “common stock” means our common stock, $0.01 par value per share.

No dealer, salesman or other person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus. If given or made, such information or representations should not be relied upon as having been authorized by us or by any selling stockholder. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation in such jurisdiction. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of Modtech since the date hereof.

SUMMARY

This prospectus contains forward looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors appearing under “Risk Factors” and elsewhere in this prospectus.

The following summary does not contain all the information that may be important to you. You should read the entire prospectus, including the financial statements and other information incorporated by reference in this prospectus, before making an investment decision.

Our Company

We are a leading provider of modular classrooms in the State of California and a significant provider of classroom, commercial and light industrial modular buildings in California, Nevada, Arizona, New Mexico, Utah, Colorado, Florida and other neighboring states. We serve the educational, commercial, governmental, institutional and retail markets. We distribute our classroom and custom projects through direct sales outside of California and we use dealers and distributors for all other markets. As of December 1, 2006 we had four manufacturing facilities, one in California and one in each of Texas, Arizona and Florida. We use each of these manufacturing locations to manufacture and sell products into all the markets we serve.

Our principal executive offices are located at 2830 Barrett Avenue, Perris, California 92571 and our telephone number is (951) 943-4014. Information contained in our website, www.modtech.com, is not part of this prospectus.

Recent Developments

On October 31, 2006, we issued to Laurus Master Fund, Ltd. a convertible promissory note in the original principal amount of $5 million, a non-convertible promissory note in the original principal amount of $13 million, a warrant exercisable for 1,540,697 shares of our common stock at an exercise price of $7.82 per share for the first 770,349 shares and $7.31 for the remaining 770,348 shares and a second warrant exercisable for 581,395 shares of our common stock at an exercise price of $5.69 per share. On November 1, 2006, we sold our manufacturing plant in Florida for $4.5 million to NL Ventures V, L.P. and leased the facility back for a term of 20 years. From the proceeds of our transactions with Laurus and NL Ventures V, we paid off all amounts owed under our loan agreement with Bank of America, N.A., which totaled approximately $1.8 million, including approximately $500,000 in early termination fees. We also completed the pay off of our convertible note held by Amphora Limited. The payoff of the $17,566,666 balance of the note was accomplished by converting $7,820,000 of the principal amount into 1,000,000 shares of our common stock and by repurchasing the $9,746,666 outstanding principal amount for $8,000,000. Concurrently with the payoff of the note held by Amphora and the Bank of America loan agreement, the related security agreements and intercreditor agreement were terminated.

We reduced the conversion price of the convertible note issued to Laurus to $3.57 per share on December 28, 2006. On that date, Laurus converted $3,534,300 of the principal amount of the $5 million note into 990,00 shares of our common stock and agreed to convert the remaining principal balance of the note into shares on the 61st day following the initial conversion. On December 28, 2006, we borrowed an additional $5 million from Laurus pursuant to a new 3-year non-convertible note. In connection with the issuance of the new note, we issued a third warrant to Laurus for 576,086 shares. The exercise prices of the third warrant are $5.06 per share for the first 192,029 shares, $5.29 per share for the next 192,029 shares and $6.53 for the remaining 192,028 shares. All three warrants are exercisable for a period of 7 years from the date of issuance.

The $5 million non-convertible promissory note and the $13 million non-convertible promissory note issued to Laurus bear interest at an adjustable rate equal to the prime rate as published in the Wall Street Journal, plus 2.5% and 3.75%, respectively. The balance of the $5 million partially converted convertible note bears bear interest at an adjustable rate equal to the prime rate as published in the Wall Street Journal, plus 2.5%. We have deposited $1,992,746 in a restricted account from which the first year's interest on the notes will be paid. The deposit equals approximately one-year's interest on both notes at their current interest rates. Principal payments totaling $270,833.33 under the $13 million note, plus accrued interest, begin February 28, 2007 and continue on the same day of each month until the final payment of principal and accrued interest which is due October 31, 2009. Principal payments totaling $104,166.66 under the $5 million non-convertible note, plus accrued interest, begin March 31, 2007 and continue on the same day of each month until the final payment of principal and accrued interest which is due December 28, 2009.

RISK FACTORS

An investment in our common stock involves a high degree of risk. We operate in a dynamic and rapidly changing industry that involves numerous risks and uncertainties. Before purchasing these securities, you should carefully consider the following risk factors, as well as other information contained in this prospectus or incorporated by reference into this prospectus, to evaluate an investment in the securities offered by this prospectus. The risks and uncertainties described below are not the only ones we face. Other risks and uncertainties, including those that we do not currently consider material, may impair our business. If any of the risks discussed below actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of our common stock to decline, and you may lose all or part of your investment.

We have recently incurred significant operating losses as well as negative operating cash flow and may continue to do so which could adversely affect our liquidity and our ability to obtain bonding necessary for our construction projects.

We experienced significant operating losses in 2005 and 2004 as well as negative operating cash flow for both years. We have also experienced operating losses and $0.5 million of negative cash flow for the first nine months of 2006. We may continue to experience future operating losses and negative operating cash flow. The operating losses in 2004 were due primarily to losses on a single project and unanticipated price increases for raw materials that were not able to be passed on to the customer. Although we had positive gross profit during the year ended December 31, 2005, we experienced a net loss of approximately $21.1 million for the twelve month period ended December 31, 2005 and a net decrease in cash and cash equivalents of approximately $8.5 million for the period. Cost overruns of $11.5 million on four projects and the high cost of servicing our debt, totaling $9.0 million for the twelve-month period ended December 31, 2005 were the primary causes of the losses. For the nine month period ended September 30, 2006, our revenues were down 27.3% and our gross profit margin declined to 6.4% from 7.6% compared to the first nine months of 2005. We may experience future losses that could adversely affect our liquidity and ability to obtain bonding.

In the past two years, we have breached the financial covenants of our credit facility.

During 2005, we were unable to meet the financial ratios required by our then current lender and had to obtain waivers and amendments. We incurred substantial fees to obtain the amendments. During 2006, we violated certain financial covenants in our credit facility with Bank of America and under our convertible note issued to Amphora, although we did not incur any fees to obtain waivers.

The $19.5 million in promissory notes we have issued to Laurus are secured by liens on substantially all of our assets. Should we default under these notes the note holder could foreclose upon all of our assets. We may not generate sufficient cash flow to repay our indebtedness, and we may not be able to obtain additional financing or refinance our indebtedness when needed on reasonable terms, if at all. The failure to obtain such financing would reduce our access to necessary capital to fund our operations and harm our business, results of operations and financial condition.

Our substantial leverage could adversely affect our financial condition.

We are highly leveraged and expect to continue to be highly leveraged. As of December 31, 2005, our aggregate outstanding indebtedness was $43.6 million. As of December 31, 2006 such indebtedness was $19.5 million. Our primary source of capital is the loan proceeds from the notes we issued to Laurus. The notes must be repaid in full by October 31, 2009. The notes are not a revolving credit facility which we can pay down and borrow against again. If the proceeds from the notes prove to be insufficient or are utilized faster than anticipated, we may not have sufficient cash flow available to fund manufacturing, distribution and other operating expenses. In addition, our flexibility to plan for or react to downturns in our business, our industry or the economy in general, as well as our ability to pursue strategic acquisitions and other business opportunities that may be in our best interests will be limited.

Should we experience a decline in the value of our assets which secure our debt, it would limit our ability to obtain additional or new financing, if necessary, for operating expenses, or limit our ability to obtain such financing on reasonable terms.

Our future results may fluctuate, fail to match past performance or fail to meet expectations.

Our results may fluctuate in the future, may fail to match our past performance or fail to meet the expectations of analysts and investors. Our results and related ratios, such as gross margin, operating income percentage and effective tax rate may fluctuate as a result of:

•	general economic conditions in the states where we sell our products;

•	legislative and educational policies in the states where we sell our products;

•	seasonality and variability in the modular classroom and our other end-markets;

•	the timing of new product introductions by us and our competitors;

•	product obsolescence;

•	the scheduling, rescheduling or cancellation of orders by our customers;

•	the cyclical nature of demand for our products;

•	capacity utilization;

•	product mix and pricing;

•	movements in interest rates or tax rates;

•	litigation and regulatory matters.

As a result of these factors, our past financial results are not necessarily indicative of our future results.

The prices of raw materials have significantly increased in recent years and if we are unable to pass these costs onto our customers, our financial results could be significantly harmed.

The cost of raw materials represents a significant portion of our operating expenses. As a result of domestic and international events, the prices of raw materials we use in our operations fluctuate and have significantly increased in recent years. For example, during 2004, the cost of steel nearly doubled for certain steel used in some of our components and overall our steel costs were up in excess of 30%. We are not always able to obtain the right in our contracts to pass through raw material price increases to our customers. Should we experience significant increases in the price of raw materials as we did in 2004, our financial results could be adversely affected.

Our current promissory notes contain certain covenants and financial conditions that limit the way we conduct business.

The promissory notes we issued to Laurus and the agreement pursuant to which we issued the notes contain various covenants limiting our ability to incur or guarantee additional indebtedness, pay dividends and make other distributions, make capital expenditures, make acquisitions and sell assets. These covenants may prevent us from raising additional financing, competing effectively or taking advantage of new business opportunities. Under the notes, we are also required to maintain a minimum amount of cash and approved accounts receivable. If we cannot comply with these covenants or meet the minimum account balance condition, it could result in a default under the notes and unless we are able to negotiate an amendment, forbearance or waiver, we could be required to repay all amounts then outstanding, which could require us to refinance our debt on terms less favorable to us or if we are unable to refinance, we may be forced to repay our debt which would reduce funds available for our operations and harm our business, financial condition and results of operations. If we are forced to repay our debt, we may have to raise funds through the liquidation of some of our assets.

The notes are secured by liens on substantially all of our assets. If we are in default under the notes, the lender could foreclose upon all or substantially all of our assets. We cannot assure you that we will generate sufficient cash flow to repay our indebtedness, and we further cannot assure you that, if the need arises, we will be able to obtain additional financing or to refinance our indebtedness on terms acceptable to us, if at all. Any such failure to obtain financing could reduce our access to necessary capital to fund our operations which would harm our business, results of operations and financial condition.

We have experienced significant turnover of senior management and our current executive management team has been together for a limited time, which could slow the growth of our business and cause our operating results to decline.

Throughout 2003 and 2004, we announced a series of changes in our management that included the departure of several senior executives, and there have also been changes in the responsibilities of our board of directors. Our chairman, Charles C. McGettigan, a long serving company director became chairman in August 2003; in June 2003 Dennis Shogren joined us as our chief financial officer and in September 2004, David Buckley joined us as our chief executive officer. Mr. Buckley resigned in 2006, and Mr. Shogren was appointed chief executive officer. Kenneth Cragun joined us in 2006 as our new chief financial officer. Other members of our senior management team are new to Modtech or new in their positions. Because of these recent changes, our management team has not worked together as a group for an extended period of time and may not work together as effectively to successfully execute on revenue goals, implement our strategies and manage our operations as they would if they had worked together for a longer period of time. If our management team is unable to accomplish our business objectives, our ability to grow our business and successfully meet operational challenges could be severely impaired. Only Mr. Shogren and Ronald Savona have long-term employment agreements and it is possible that this high turnover at our senior management levels may also continue for a variety of reasons. We are not aware of impending retirements or voluntary separations, but the loss of the services of one or more of our key senior executive officers could also affect our ability to successfully implement our business objectives, which could slow the growth of our business and cause our operating results to decline. For these reasons, our shareholders may lose confidence in our management team and decide to dispose of our common stock, which could cause the price of our common stock to decline.

We receive a significant portion of our revenues from the sale of classrooms to the State of California and California school districts, the leasing companies that lease classrooms to such school districts and from a small number of independent dealers, the loss of any one of these customers or failure to collect a receivable from them could adversely affect our operations and financial position.

We receive a significant portion of our revenues from the sale of classrooms to California school districts, to leasing companies that lease to such school districts and to a small number of independent dealers. Historically, certain California school districts, certain leasing companies and certain independent dealers have individually accounted for 10% or more of our consolidated revenues in certain quarters or represented 10% or more of our net accounts receivables on any given date. During the year ended December 31, 2005, sales of classrooms, directly or indirectly, for use in California schools accounted for approximately 46% of our net sales. During the same year, two independent dealers accounted for 9.9% and 5.5%, respectively, of our net sales. For the nine month period ended September 30, 2006, sales of classrooms, directly or indirectly, for use in California schools accounted for approximately 37% of our net sales. During the same period one independent dealer accounted for 6.3% of our net sales.

The loss of any significant customer, the failure to collect a significant receivable from a significant customer, any material reduction in orders by a significant customer or the cancellation of a significant customer order could significantly reduce our revenues and consequently harm our financial condition and our ability to fund our operations and service our debt.

Sales of our classroom product are dependent upon the legislative and educational policies and the financial condition of the states in which we do business.

The demand for our modular relocatable classrooms is affected by various state statutes which, among other things, prescribe:

•	the way in which all school classrooms to be constructed on public lands must be designed and engineered;
•	the methods by which customers for our classroom product, primarily individual school districts, obtain funding for the construction of new facilities; and
•	the manner in which available funding is spent.

As a result, our business depends upon the legislative and educational policies and financial condition of the states in which we do business. For example, in California, funding for new school construction and rehabilitation of existing schools by school districts currently is provided primarily at the state level, through annual allocations of funds derived from general revenue sources and statewide bond issues. In addition, school districts obtain funding for the purchase or lease of school facilities through the imposition of developers’ fees and local bond issuances. The availability of this funding is subject to financial and political considerations which vary from district to district and is not tied to demand. In California there is a requirement that, in order for school districts to increase the amount of funds to be received from developers in excess of the statutory level, school districts must show that 20% of all classroom space, not just space to be added, consists of relocatable classrooms. Although our classroom units qualify as relocatable structures, there are alternative structures that are less relocatable in nature than our classrooms that may also satisfy this legislative requirement. Changes in the legislative and educational policies or shortages of financial resources at either state or local levels in the states in which we do business could harm our business.

Despite the existence of some barriers to entry into our markets, our markets are competitive and our market share may be reduced if competitors enter the market or we are unable to respond to our competitors effectively.

Barriers to entry into the modular classroom and commercial and light industrial modular building markets consist primarily of access to capital, the availability of a qualified labor pool, the nature of the bidding process, the level of performance bonding required, and the industry’s regulated environment. In the California market, for example, the state approves the designs and plans for classrooms sold to California schools and the time required to complete the approval process also creates a barrier to entry. However, manufacturers of other modular buildings, including housing and classrooms, who possess a skilled work force and manufacturing facilities, could easily adapt their manufacturing facilities to produce modular structures, and might choose to do so, during an economic downturn in their industry. We expect continued competition from existing competitors as well as competition from new entrants into the modular building market. In 2005, two of our former executive officers opened separate and unrelated modular building manufacturing business, one in Texas and the other across the street from our plant in Perris, California.

Our ability to compete successfully depends on several factors, including:

•	maintaining high product quality;

•	ability to deliver products on a timely basis;

•	pricing policies of our competitors;

•	success in designing and manufacturing new products;

•	performance of competitors’ products;

•	marketing, manufacturing and distribution capability; and

•	financial strength.

To the extent our products achieve market success, competitors typically seek to offer competitive products or lower prices, which, if successful, could reduce our market share, harm our ability to compete successfully and reduce our revenue and margins which could harm our business, results of operations and financial condition.

Fluctuations, seasonality and economic downturns in any of our end-markets may have adverse consequences for our business.

Our quarterly revenue typically has been highest in the second and third quarters of the year when school districts generally place a large number of orders for modular classrooms to be delivered in time for the upcoming school year. Additionally, first and fourth quarter revenues are typically lower due to a greater number of holidays, days of inclement weather, and customer budget and fiscal constraints during such periods.

In the past, the level of funding available from the states in which we do business to the school districts which are the end customers of our classrooms have caused such districts to experience budget shortfalls and to reduce their demand for our products despite growing student populations. If restrictions or limitations on funding available to school districts from the states in which we do business increases, it could result in a lower number of orders for our products which could reduce our revenues and consequently harm our financial condition and our ability to fund our operations and service our debt.

If liabilities related to inspection and certification tests exceed our estimates, our profitability could be harmed.

Most of our contracts require us to build classrooms which meet certain established state mandated function and manufacturing specifications. Under such contracts, we assume the liability for correcting, without additional compensation, any deficiencies which cause the classrooms to fail inspection and certification tests. We rely upon our experience and expertise to evaluate the potential for such liability and to price our bids accordingly and we follow strict quality control standards and subject our units under construction to extensive testing under the supervision of inspectors hired by our customers. If we incur such liability significantly in excess of our estimated profitability it could harm our business.

In addition, delays in obtaining approvals can cause costs to exceed our estimates and harm our results. For example, a delay in the approval of certain welds called for in a project for the Heritage High School in Brentwood, California in 2004 resulted in an accelerated timeline to complete that project which, in turn, led to approximately $3.8 million in additional costs.

We are subject to government regulations and other standards that impose operational and reporting requirements.

We are subject to a variety of Untied States federal, state and local government laws, rules and regulations, including those related to the use, storage, handling, discharge or disposal of certain toxic, volatile or otherwise hazardous chemicals used in the manufacturing process. We believe we are currently in material compliance with such laws, rules and regulations and price our bids in accordance with our experience and expertise to include the costs of such compliance. If there are changes in such laws, rules or regulations or we are found not to be in compliance with such laws, rules or regulations, we could be required to incur substantial additional expenses to acquire equipment necessary to make our manufacturing process compliant and could incur fines or penalties associated with any non-compliance, which we are unable to quantify at this time but which could be material. Any such event could cause our product costs to significantly increase, thus reducing our margins and harming our ability to compete effectively which would harm our business, results of operations and financial condition.

The Sarbanes-Oxley Act of 2002 required us to change or supplement some of our corporate governance and securities disclosure and compliance practices. The Securities and Exchange Commission and NASDAQ have revised, and continue to revise, their regulations and listing standards. These developments have increased, and may continue to increase, our legal compliance and financial reporting costs. For example, internal direct costs relating to Sarbanes-Oxley compliance during 2004 were approximately $750,000. During 2005, these costs were approximately $500,000. These developments may also make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. This, in turn, could make it more difficult for us to attract and retain qualified member of our board of directors, or qualified executive officers.

Failure to comply with present or future laws, rules and regulations of any kind that govern our business could result in suspension of all or a portion of production, cessation of all or a portion of our operations, or the imposition of significant administrative, civil, or criminal penalties, any of which could harm our business.

We have identified material weaknesses in our disclosure controls and procedures and our internal control over financial reporting, which, if not remedied effectively, could prevent us from reporting our financial results on a timely and accurate basis and result in a decrease in the trading price of our common stock and otherwise seriously harm our business.

Management through, in part, the documentation, testing and assessment of our internal control over financial reporting pursuant to the rules promulgated by the SEC under Section 404 of the Sarbanes-Oxley Act of 2002 and Item 308 of Regulation S-K has concluded that our disclosure controls and procedures and our internal control over financial reporting had material weaknesses as of December 31, 2005. We have taken certain actions to begin to address those material weaknesses, but as of September 30, 2006 had not yet completed our remediation efforts. If we fail to complete our remediation or if we complete the remediation but fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to achieve and maintain an effective internal control environment could prevent us from reporting our financial results on a timely and accurate basis or cause investors to lose confidence in our reported financial information. These effects could in turn result in a decrease in the trading price of our common stock. Prior to the remediation of these material weaknesses, there remains risk that the transitional controls on which we currently rely will fail to be sufficiently effective, which could result in a material misstatement of our financial position or results of operations and require a restatement. If this were to occur, investors may not be able to rely on the financial statements contained in this prospectus. In addition, even if we are successful in strengthening our controls and procedures, such controls and procedures may not be adequate to prevent or identify irregularities or facilitate the fair presentation of our financial statements or SEC reporting.

Costs related to our compliance with Section 404 of the Sarbanes-Oxley Act have been significant and may continue to negatively impact our cash flow and results of operations.

Our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal control over financial reporting and our independent registered public accounting firm’s audit of that assessment has required the commitment of significant financial and managerial resources. Our compliance efforts have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. During 2004 and 2005, internal direct costs relating to Sarbanes-Oxley compliance were approximately $750,000 and $500,000, respectively. If compliance costs continue our cash flows and results of operations will likely continue to be negatively impacted.

 We may underutilize our manufacturing facilities or we may have inadequate facilities to meet the demand for our products.

Currently, we are underutilzing our manufacturing facility in Glen Rose, Texas because of sluggish sales in the state. If demand for our products does not increase, we will continue to incur fixed expenses and if the facility remains underutilized our revenues and margins will decrease which could harm our ability to fund operations and service our debt, and may result in an asset inpairment charge. We may, in the future, underutilize our other manufacturing facilities from time to time for similar reasons and with similar results. Conversely, there may be situations in the future in which our manufacturing facilities will be inadequate to meet the demand for our products. Our inability to generate sufficient manufacturing capacities to meet future demand, either through our own facilities or through outsourcing to third parties, could result in our inability to fulfill orders or require us to turn down orders which could have an adverse effect on our business, results of operations and financial condition.

Our assembly line process requires a significant number of manufacturing employees, many of whom are employed at relatively low wages. In periods of low unemployment, we have experienced difficulty in finding suitable replacements for our workforce when turnover occurs. Our inability to hire and retain sufficient numbers of manufacturing employees at any of our operating facilities could result in our inability to fulfill orders or require us to turn down orders which could have an adverse effect on our business, results of operations and financial condition.

Our share price could be subject to extreme price fluctuations, and stockholders could have difficulty trading shares.

The market price for our common stock has been and may continue to be subject to significant price fluctuations. Price fluctuations could be in response to operating results, announcements of technological innovations, changes in legislative and educational policies and general market conditions. Additionally, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of individual companies. These market fluctuations, as well as general economic conditions, may adversely affect the price of our common stock.

In the past, securities class action litigation has often been instituted against a company following periods of volatility in the company’s stock price. This type of litigation, if filed against us, could result in substantial costs and divert our management’s attention and resources.

In addition, the future sale of a substantial number of shares of common stock by us or by our existing stockholders, including the selling stockholders, may have an adverse impact on the market price of the shares of common stock. There can be no assurance that the trading price of our common stock will remain at or near its current level.

We have acquired and may continue to acquire other companies and may be unable to successfully integrate these companies into our operations.

In the past, we have expanded our operations through strategic acquisitions, and we may continue to expand and diversify our operations with additional acquisitions. We may not realize the anticipated benefit from any of the transactions we pursue. Regardless of whether we consummate any such transaction, the negotiation of a potential transaction as well as the integration of the acquired business could require us to incur significant costs and cause diversion of management’s time and resources. Any such transaction could also result in impairment of goodwill and other intangibles, write-offs and other related expenses. If we are unsuccessful in integrating these companies into our operations or if integration is more difficult than anticipated our business, results of operations and financial condition could be harmed. Some of the risks that may affect our ability to integrate acquired companies include those associated with:

•	unexpected losses of key employees or customers of the acquired company;

•	conforming the acquired company’s standards, processes, procedures and controls with our operations;

•	coordinating new product and process development;

•	hiring additional management and other critical personnel; and

•	increasing the scope, geographic diversity and complexity of our operations.

 Earthquakes or other natural disasters may cause us significant losses.

Our corporate headquarters, certain of our manufacturing facilities and certain other critical business operations are located near major earthquake fault lines. We do not maintain earthquake insurance and could be harmed in the event of a major earthquake. We maintain some business interruption insurance to help reduce the effect of such business interruptions, but we are not fully insured against such risks.

Anti-takeover provisions in our charter documents and under Delaware law may make an acquisition of us, which may be beneficial to our stockholders, more difficult.

We are incorporated in Delaware. Certain anti-takeover provisions of Delaware law and our charter documents as currently in effect may make a change in control of our company more difficult, even if a change in control would be beneficial to the stockholders. Our board of directors has the authority to issue an additional 5,000,000 shares of preferred stock and to determine the terms of those shares of stock without any further action by the stockholders. The rights of holders of our common stock are subject to the rights of the holders of any preferred stock that may be issued. The issuance of preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock. Delaware law also prohibits corporations from engaging in a business combination with any holders of 15% or more of their capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. Our board of directors may use these provisions to prevent changes in the management and control of our company. Also, under applicable Delaware law, our board of directors may adopt additional anti-takeover measures in the future.

FORWARD LOOKING STATEMENTS

This prospectus contains statements which, to the extent that they are not recitations of historical fact constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. The words “believe,” “estimate,” “anticipate,” “project,” “intend,” “expect,” “plan,” “outlook,” “forecast” “may,” “will,” “should,” “continue,” “predict” and similar expressions are intended to identify forward-looking statements. These risks, uncertainties, assumptions and other factors, including the risks outlined under “Risk Factors,” may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from future results, levels of actual activity, performance or achievements expressed or implied by such forward looking statements. Such forward-looking statements are intended to be subject to the safe harbor protection within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Statements in this prospectus, including “Risk Factors,” describe factors, among others, that could contribute to or cause such differences.

The accuracy of such forward looking statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including but not limited to: the ability to adequately pass through to customers unanticipated future increases in raw material costs; an unanticipated change in the types of classrooms required by school districts; and declines in available funding for modular classroom construction and other risks and uncertainties that are described in the “Risk Factors” section hereof. Although we believe the expectations reflected in our forward-looking statements are based upon reasonable assumptions, there is no assurance that our expectations will be attained. We will not update these forward-looking statements, even though our situation may change in the future. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We will not receive any of the proceeds from the re-sale of the shares offered and sold for the accounts of the selling stockholders.  We have, however, received $2.6 million from the exercise of the warrants held by selling stockholders through December 31, 2006. If all remaining warrants were exercised as of the date of this prospectus we would receive additional proceeds of approximately $9.2 million. We have used the proceeds from the prior exercise of warrants by selling stockholders for working capital and general corporate purposes and plan to use the proceeds from future exercises, if any, for the same purposes.

The selling stockholders will not pay any of the expenses that are incurred in connection with the registration of the shares, but each selling stockholder will pay all commissions, discounts and any other compensation to any securities broker dealers through whom it sells any of the shares.

THE SHARES COVERED BY THIS PROSPECTUS

In connection with the issuance of a convertible note to an accredited investor in a private placement of securities on December 30, 2004, we also issued to the investor warrants to purchase an aggregate of 229,886 shares of our common stock, exercisable at any time for 60 months at an exercise price per share equal to the product of 115% of the arithmetic average of the volume weighted average price of our common stock on the five trading days following the issuance of the note (such product being $8.70), subject to certain antidilution adjustments.

On August 5, 2005, we amended and restated the convertible note and in connection with such amendment we issued an additional warrant to the note holder exercisable for 8,276 shares of common stock at an exercise price of $8.70 per share, subject to certain anti-dilution adjustments. On that date, we also completed a private placement pursuant to which we sold 2,046,000 shares of our common stock and warrants to purchase an additional 1,023,000 shares of our common stock, which warrants were not exercisable until after February 5, 2006. Investors, other than our officers and directors, paid $5.67 per share, including a warrant for one-half share, which was the average of the closing bid prices of our common stock for the five-day trading period from May 26, 2005 through June 2, 2005. Company officers and directors paid $6.285 per share, including a warrant for one-half share, which was the closing bid price for our common stock on August 4, 2005, plus $0.085.

As a result of the August 5, 2005 private placement, the exercise price of the warrants issued to the note holder was reduced to $8.56 per share. The exercise price of the warrants could not be reduced below $8.56 per share without shareholder approval. In accordance with the terms of a securities purchase agreement entered into in connection with the August 5, 2005 private placement, we sought and obtained stockholder ratification and approval of the private placement at our January 3, 2006 meeting of stockholders. Immediately following such approval, the exercise price of the warrants was reduced to $7.82 per share. The convertible note was repaid at a discount on November 1, 2006. The October 31, 2006 private placement (see, "Recent Developments" above) resulted in the exercise price of the warrants being further reduced pursuant to their anti-dilution provisions to $7.69 per share and the exercise price of the warrants issued to the investors in the August 5, 2005 private placement being reduced pursuant to the anti-dilution provisions of those warrants from $8.00 per share to $7.86 per share. The December 28, 2006 reduction of the conversion price of the convertible note issued to Laurus Master Fund, Ltd. in the October 31, 2006 transaction and the issuance of additional warrants to Laurus in connection with the December 28 transaction (see, "Recent Developments" above) resulted in the exercise price of the $7.69 per share warrants being further reduced to $7.44 per share and the exercise price of the $7.86 per share warrants being further reduced to $7.60 per share.

In addition, in connection with the December 30, 2004 private placement of the convertible note and pursuant to our engagement letter with Rodman & Renshaw, LLC, we issued warrants to purchase up to 155,173 shares of our common stock, exercisable at any time for 60 months at an exercise price per share of $8.70, subject to certain antidilution adjustments. In connection with the sale of the common stock and warrants on August 5, 2005, we issued additional warrants exercisable for 25,000 shares of our common stock, exercisable at any time for 60 months at an exercise price per share of $8.70, to our placement agent Rodman & Renshaw, LLC, subject to antidilution adjustments. Pursuant to antidilution adjustments resulting from our subsequent equity private placements, stockholder approval, and the December 28, 2006 reduction of the conversion price of the convertible note issued to Laurus and described above (see "Recent Developments") the exercise price under each warrant issued to Rodman & Renshaw, LLC was adjusted to $7.44 per share. The number of shares that can be purchased upon exercise of the warrants is shown in the table below.

The table below summarizes as of the day immediately preceding the filing of the post-effective amendment number 1 to the initial registration statement of which this prospectus is a part, antidilution adjustments that have resulted in antidilution shares that are covered by the registration statement of which this prospectus is a part. The table shows the security or instrument affected by an antidilution adjustment, the original exercise price, the adjusted exercise price and the change in shares issuable upon exercise.

Summary of Additional Antidilution Shares

Instrument/Security	Original Shares Pre-Adjustment	Original Exercise Price	Revised Exercise Price	Additional Antidilution Shares	Adjusted Shares Post- Adjustment

1st Warrant to 2004 Note holder*	229,886	8.70	7.44	38,932	268,818
2nd Warrant to 2004 Note holder*	8,276	8.70	7.44	1,402	9,678
Rodman & Renshaw 1st Warrant*	155,173	8.70	7.44	26,279	181,452
Rodman & Renshaw 2nd Warrant*	25,000	8.70	7.44	4,234	29,234
Outstanding Warrants issued in August 5, 2005 private placement**	698,000	8.00	7.60	36,737	734,737

*
Following the August 5, 2005 private placement described above, the exercise price of the warrants was reduced to $8.56. Following the January 3, 2006 stockholder approval of the August 5, 2005 private placement the exercise price was reduced to $7.82 per share, and following the October 31, 2006 private placement described above, the exercise price of the warrants was reduced to $7.69. Following the December 28, 2006 repricing and conversion of the convertible note issued to Laurus Master Fund, Ltd. and the issuance of additional warrants to Laurus on that date, the exercise price was reduced to $7.44.

**
Following the October 31, 2006 private placement described above, the exercise price of the warrants was reduced to $7.86. Following the December 28, 2006 repricing and conversion of the convertible note issued to Laurus Master Fund, Ltd. and the issuance of additional warrants to Laurus on that date, the exercise price was reduced to $7.60.

SELLING STOCKHOLDERS

The shares of common stock being offered by the selling stockholders have either been issued in connection with the August 5, 2005 private placement or are issuable upon exercise of warrants issued in the December 30, 2004 or August 5, 2005 private placements. For additional information regarding the issuance of the common stock and warrants, see “Shares Covered by this Prospectus.” We have registered the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time.  In accordance with the terms of our registration rights agreement with certain selling stockholders, this prospectus covers the resale of (i) the total number of shares of common stock sold in the private placement on August 5, 2005 that are still owned by selling shareholders, plus (ii) 130% of the number of shares of common stock issuable upon exercise of the warrants issued in the December 30, 2004 and August 5, 2005 private placements assuming exercise of such warrants as of the trading day immediately preceding the date the registration statement covering such shares was initially filed on Form S-1 with the SEC, but only to the extent such warrants remain outstanding as of the date immediately preceding the filing of this post-effective amendment.

The selling stockholders include Charles C. McGettigan, a director and Chairman of the Board, who also served as our interim Chief Executive Officer from August 11, 2004 until September 7, 2004; Myron A. Wick III, a director; David Buckley, formerly a director and our President and Chief Executive Officer; Dennis Shogren, our President and Chief Executive Officer; Ronald C. Savona, our Senior Vice President and Chief Operating Officer; Karen Anreasen, our Senior Vice President, Human Resources and Rick Bartolotti, our Senior Vice President, Marketing and Sales.

Gruber & McBaine Capital Management LLC, together with its affiliates, is a significant stockholder with beneficial ownership of 4,442,714 shares, or approximately 21.15 % of Modtech’s outstanding common stock as of December 31, 2006. Gruber & McBaine Capital Management, LLC is an investment advisor to, and is an attorney-in-fact with respect to the shares listed below held by, the following selling stockholders: Gruber & McBaine International, Hamilton College, Wallace Foundation and Donaghy Sales, Inc. In addition, Gruber & McBaine Capital Management, LLC is a general partner of selling stockholder Lagunitas Partners LP. Each of Jon D. Gruber and J. Patterson McBaine is a managing member of Gruber & McBaine Capital Management LLC. Except for the relationships and ownership of Modtech securities set forth in this “Selling Stockholders” section, no selling stockholder has had any material relationship with Modtech in the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the convertible note and warrants, as of December 31, 2006 assuming conversion of the convertible note and exercise of the warrants held by the selling stockholders, without regard to any limitations on conversions or exercise. Under the terms of certain of the warrants issued, the holder of such warrants may not exercise the warrants to the extent such exercise would cause it, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding shares of common stock following such exercise, excluding for purposes of such determination shares of common stock issuable upon exercise of the warrants which have not been exercised. The number of shares in the second column does not reflect this limitation.  The third column lists the shares of common stock being offered by this prospectus by the selling stockholders. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Stockholder	Number of Shares Owned Prior to Offering(10)	Maximum Number of Shares to be Sold Pursuant To this Prospectus(11)	Number of Shares Owned After Offering(12)	Percentage of Shares Owned After Offering(13)

Rodman & Renshaw, LLC (1)	471,385	564,849	0	*
Lagunitas Partners LP(2)	2,098,488	302,280	1,823,688	8.68%
Gruber & McBaine International(2)	416,450	275,385	166,100	*
Hamilton College(2)	225,510	150,150	89,000	*
Wallace Foundation(2)	134,250	80,025	72,750	*
Donaghy Sales, Inc.(2)	93,264	50,160	47,664	*
Gruber Family Foundation(3)	81,150	53,295	32,700	*
Jon D. & Linda W. Gruber Trust(3)	4,104,080	111,705	0	*
J. Patterson McBaine(2)	3,860,711	49,500	216,532	1.03%
Dolphin Offshore Partners, L.P.(4)	937,152	330,000	637,152	3.03%
Myron A. Wick, III(5)	171,916	151,490	20,426	*
Charles A. McGettigan(6)	290,016	151,490	138,526	*
David Buckley(7)	31,700	6,600	25,100	*
Dennis Shogren(8)	325,162	71,537	253,631	1.21%
Ronald C. Savona(9)	207,446	2,640	204,806	*
Karen Andreasen	53,690	2,640	52,890	*
Rick Bartolotti	89,161	2,640	26,147	*
TOTAL		2,117,999

(1)	Thomas G. Pinou, the Chief Financial Officer of Rodman & Renshaw, LLC has voting and investment control over Rodman & Renshaw.
(2)
J. Patterson McBaine and Jon D. Gruber are each managing members of Gruber & McBaine Capital Management LLC. Gruber & McBaine Capital Management LLC is an investment advisor to, and is an attorney-in-fact with respect with shared investment and voting power with respect to the shares listed above held by, the following entities: Gruber & McBaine International, Hamilton College, Wallace Foundation and Donaghy Sales, Inc. Gruber & McBaine Capital Management, LLC is the general partner of Lagunitas Partners LP and has shared investment and voting power with respect to these shares. Gruber & McBaine Capital Management LLC, together with its affiliates, beneficially owns 4,442,714 shares, or approximately 21.15% of Modtech’s outstanding common stock as of December 31, 2006.

(3)
Jon D. Gruber has sole voting and investment power with respect to the shares held by the Gruber Family Foundation as an attorney-in-fact. Mr. Gruber is a trustee of the Jon D. & Linda W. Gruber Trust, with shared investment and voting power over shares held in this trust. Mr. Gruber is also the owner of record of 49,400 shares individually. Includes 3,579,577 shares managed by Gruber & McBaine Capital Management LLC.

(4)	Peter E. Salas, as a general partner, has dispositive voting or investment control of Dolphin Offshore Partners, L.P.
(5)	Myron A. Wick has been one of our directors since June 1994.
(6)	Charles A. McGettigan has been a director since 1994 and also served as our interim Chief Executive Officer from August 2004 to September 2004.
(7)	David Buckley, formerly a director and the President and Chief Executive Officer of Modtech, joined us in 2004 and resigned in May 2006.
(8)
Dennis L. Shogren joined us in 2003 as our Chief Financial Officer and became President and Chief Executive Officer in 2006. 205,118 shares are subject to a substantial risk of forfeiture and vest 1/3 in 2009, 2010 and 2011.

(9)
Ron Savona has been President of President of Modtech Construction Services since April 2006. He served as our Chief Operating Officer from October 2004 to April 2006. He joined us as Director of Marketing in January 2003.

(10)
For purposes of this table, this column includes shares of common stock held as of December 31, 2006 as well as shares of common stock issuable upon the conversion of the convertible note and the exercise of warrants held by the selling stockholders, including warrants issued on August 5, 2005 that became exercisable after February 5, 2006.

(11)
Under our amended registration rights agreement with the selling stockholders we agreed to register the number of shares determined by multiplying 130% of the total number of shares issuable upon conversion of the amended and restated convertible note and exercise of the related warrants (assuming for purposes of such calculation, that such amended and restated convertible note and warrants were converted or exercised on the day immediately preceding the initial filing of the registration statement of which this prospectus is a part), and 130% of the total number of shares issuable upon exercise of the warrants issued in our August 2005 private placement of equity securities. The note is no longer outstanding.

(12)	Assumes the Selling Shareholders sell shares during the effective period.
(13)	* denotes less than 1%.

PLAN OF DISTRIBUTION

The selling stockholders, or their pledgees, donees, transferees, or any of their successors in interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (all of whom may be selling stockholders), may sell the securities from time to time on any stock exchange or automated interdealer quotation system on which the securities are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling stockholders may sell the securities by one or more of the following methods, without limitation:

•	block trades in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

•	an exchange transaction in accordance with the rules of any stock exchange on which the securities are listed;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	privately negotiated transactions;

•	short sales;

•	through the writing of options on the securities, whether or not the options are listed on an options exchange;

•	through the distribution of the securities by any selling stockholder to its partners, members or stockholders;

•	one or more underwritten offerings on a firm commitment or best efforts basis;

•	any combination of any of these methods of sale; and

•	any other method permitted pursuant to applicable law.

 The selling stockholders may also transfer by gift. We do not know of any arrangements by the selling stockholders for the sale of any of the securities. Modtech does not intend to use any means of distributing or delivering this prospectus other than by hand or by the mails. Certain of the selling stockholders have indicated that they may deliver a prospectus in electronic form to an executing broker acting on their behalf in connection with the sale of registered shares. To the knowledge of Modtech and the selling stockholders, executing brokers generally deliver “hard copies” of a prospectus when fulfilling their delivery requirements. However, such executing brokers may rely on other means of delivery to their customers who have agreed to accept delivery through such other means (for example, by electronic delivery). To our knowledge based upon inquiry, it is not the intention of the selling stockholders who have indicated that they may deliver a prospectus in electronic form that such prospectus will contain additional video, audio or graphic presentations that would not be available in a printed copy of the prospectus.

The selling stockholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the securities. These brokers, dealers or underwriters may act as principals, or as agents of a selling stockholder. Broker-dealers may agree with a selling stockholder to sell a specified number of the securities at a stipulated price per security. If the broker-dealer is unable to sell securities acting as agent for a selling stockholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire securities as principals may thereafter resell the securities from time to time in transactions in any stock exchange or automated interdealer quotation system on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current  market price or in negotiated transactions. If selling stockholders enter into an agreement following the effectiveness of this registration statement to sell their shares to a broker-dealer as principal and the broker-dealer is acting as an underwriter, we will file a post-effective amendment to this registration statement identifying the broker-dealer, providing the required information on the plan of distribution, revising disclosures in the registration statement as appropriate, and filing the agreement as an exhibit to the registration statement. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling stockholders may also sell the securities in accordance with Rule 144 under the Securities Act of 1933, as amended, rather than pursuant to this prospectus, regardless of whether the securities are covered by this prospectus.

From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the securities owned by them. The pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. As and when a selling stockholder takes such actions, the number of securities offered under this prospectus on behalf of such selling stockholder will decrease. The plan of distribution for that selling stockholder’s securities will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell the securities short, and, in those instances, this prospectus may be delivered in connection with the short sales and the securities offered under this prospectus may be used to cover short sales.

To the extent required under the Securities Act of 1933, the aggregate amount of selling stockholders’ securities being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the securities may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling stockholder and/or purchasers of selling stockholders’ securities of securities, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling stockholders and any underwriters, brokers, dealers or agents that participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any discounts, concessions, commissions or fees received by them may be deemed to be underwriting discounts and commissions.

A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of the securities by those broker-dealers. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. A selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the securities offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities. A selling stockholder may also loan or pledge the securities offered hereby to a broker-dealer and the broker-dealer may sell the securities offered hereby so loaned or upon a default may sell or otherwise transfer the pledged securities offered hereby.

Sales (including short sales) of our common stock and the other hedging and market activities described above could have the effect of depressing the market value of our common stock, and any of the activities described above may affect the market price or volatility of our common stock. If commenced, these activities may be discontinued at any time.

The selling stockholders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling stockholders and any other person. The anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of securities in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

We have agreed to indemnify in certain circumstances the selling stockholders and any brokers, dealers and agents who may be deemed to be underwriters, if any, of the securities covered by the registration statement, against certain liabilities, including liabilities under the Securities Act of 1933. The selling stockholders have agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act of 1933.

To our knowledge, based on inquiry, we believe that Rodman & Renshaw, LLC is a broker-dealer. Rodman & Renshaw, LLC has informed us that it acquired the securities in the ordinary course of business and that at the time of the acquisition of the securities to be resold hereunder, it had no agreements or understanding, directly or indirectly, with any person to distribute the securities.

The securities offered hereby were originally issued to the selling stockholders pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended. We agreed to register the resale of the securities under the Securities Act of 1933, and to keep the registration statement of which this prospectus is a part effective until the date on which the selling stockholders may sell all of the securities without restriction pursuant to Rule 144(k) or have sold all of the securities. We have agreed to pay all expenses in connection with this offering, including the fees and expenses of counsel or other advisors to the selling stockholders, but not including underwriting discounts, concessions, commissions or fees of the selling stockholders.

We will not receive any proceeds from sales of any securities by the selling stockholders.

We cannot assure you that the selling stockholders will sell all or any portion of the securities offered hereby.

LEGAL MATTERS

For the purpose of this offering, Paul, Hastings, Janofsky & Walker LLP has given an opinion of the validity of the issuance of the securities offered in this prospectus.

EXPERTS

Our consolidated financial statements and the accompanying financial statement schedule II as of December 31, 2004, and for each of the years in the two-year period ended December 31, 2004, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, which report is incorporated by reference herein and in the registration statement, and upon the authority of said firm as experts in accounting and auditing.

Our consolidated financial statements and the accompanying financial statement schedule II as of December 31, 2005 and for the year then ended have been incorporated by reference in this prospectus and in the registration statement in reliance upon the report of Peterson & Co., LLP (“Peterson”), our independent registered public accounting firm prior to their merger with Squar, Milner, Miranda & Williamson, LLP. Such report is also incorporated by reference in this prospectus and in the registration statement upon the authority of Squar, Milner, Peterson, Miranda & Williamson, LLP, successor in interest to Peterson, as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference rooms in Washington, D.C. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s Web site at “http://www.sec.gov.” In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supercede this information. Further, all filings we make under the Securities Exchange Act of 1934 after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

 1. Our Annual Report on Form 10-K for the year ended December 31, 2005;

2. Our Definitive Proxy Statement dated May 8, 2006 in connection with our Annual Meeting of Stockholders held June 13, 2006;

3. Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006;

4. Our Current Reports on Form 8-K, as filed on February 13, 2006, March 15, 2006, March 17, 2006, April 5, 2006, April 7, 2006, May 4, 2006, May 15, 2006, June 1, 2006, June 16, 2006, August 14, 2006, September 22, 2006, November 1, 2006, November 3, 2006, November 8, 2006, November 9, 2006, December 4, 2006 and January 4, 2007; and

5. The description of our common stock set forth in our Form 8-A, filed with the SEC on December 11, 1998.

We will provide to you at no cost a copy of any and all of the information incorporated by reference into the registration statement of which this prospectus is a part. You may make a request for copies of this information in writing or by telephone. Requests should be directed to:

Modtech Holdings, Inc.

Attention: Dennis Shogren

2830 Barrett Avenue

Perris, California 92571

(951) 943-4014

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed modified, superceded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any subsequently filed document that also is deemed to be incorporated by reference in this prospectus, modifies, supercedes or replaces such statement. Any statement so modified, superceded or replaced shall not be deemed, except as so modified, superceded or replaced, to constitute part of this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

 The following table sets forth the costs and expenses to be paid by the registrant in connection with the sale of the common stock being registered:

Securities and Exchange Commission registration fee	$8,750.22
Legal fees and expenses	170,000.00
Accountants’ fees and expenses	60,000.00
Miscellaneous	10,000.00
Total	$248,750.22

 The foregoing items, except for the Securities and Exchange Commission registration fee, are estimated. The registration fee has been previously paid.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Reference is made to the Amended and Restated Certificate of Incorporation with the Registrant; the Bylaws of the Registrant; Section 145 of the Delaware General Corporation Law; which, among other things, and subject to certain conditions, authorize the Registrant to indemnify, or indemnify by their terms, as the case may be, the directors and officers of the Registrant against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer. Pursuant to this authority, the Registrant has entered into an indemnification agreement with each director and executive officer, whereby the Registrant has agreed to cover the indemnification obligations.

The Registrant maintains directors’ and officers’ insurance providing indemnification against certain liabilities for certain of the Registrant’s directors, officers, affiliates, partners or employees.

The indemnification provisions in the Registrant’s Bylaws, and the indemnification agreements entered into between the Registrant and its directors and executive officers, may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities arising under the Act.

Reference is made to the following documents incorporated by reference into this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein: (1) Certificate of Incorporation, filed as Exhibit 3.1 to Registrant’s Registration Statement on Form S-4 filed with the SEC on October 27, 1998; (2) the Registrant’s Bylaws filed as Exhibit 3.2 to Registrant’s Annual Report on Form 10-K filed with the SEC on March 15, 2004; and (3) the form of Indemnification Agreement entered into by the Registrant with each of its directors and executive officers filed as an exhibit to Modtech, Inc.’s (the predecessor of Registrant) Registration Statement on Form S-1 filed with the SEC on June 6, 1990, each incorporated by reference into this Registration Statement.

 ITEM 16. EXHIBITS

Exhibit Number		Description of Document

5.1	*	Opinion of Paul, Hastings, Janofsky & Walker LLP

23.1	*	Consent of Paul, Hastings, Janofsky & Walker LLP (included with Exhibit 5.1).

23.2	**	Consent of Peterson & Co., LLP, issued by Squar, Milner, Peterson, Miranda & Williamson, LLP, both of which are independent registered public accounting firms.

23.3	**	Consent of KPMG, LLP, independent registered public accounting firm

24.1	**	Power of Attorney (included with signatures).

*	Previously Filed
**	Filed Herewith

ITEM 17. UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 15 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made pursuant to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; (iii) to include any material information with respect to the distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant undertakes that: (1) for purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective; and (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Perris, State of California, this 10th day of January 2007.

MODTECH HOLDINGS, INC.

By:	/s/ DENNIS L. SHOGREN
Dennis L. Shogren President, Chief Executive Officer and Director (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dennis L. Shogren and Kenneth L. Cragun and each of them severally, as such persons’ true and lawful attorneys-in-fact and agents for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any new Registration Statement filed under Rule 462(b) of the Securities Act of 1933 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any other regulatory authority, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

 Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ DENNIS L. SHOGREN	President, Chief Executive Officer and Director (Principal Executive Officer)	January 10, 2007
Dennis L. Shogren

/s/ KENNETH S. CRAGUN	Chief Financial Officer, Senior Vice President and Secretary (Principal Financial and Accounting Officer)	January 10, 2007
Kenneth S. Cragun

/s/ ROBERT W. CAMPBELL	Director	January 10, 2007
Robert W. Campbell

	Director	January __, 2007
Daniel J. Donahoe III

/s/ STANLEY N. GAINES	Director	January 10, 2007
Stanley N. Gaines

/s/ CHARLES R. GWIRTSMAN	Director	January 10, 2007
Charles R. Gwirtsman

/s/ CHARLES C. MCGETTIGAN	Non-Executive Chairman of the Board, Director	January 10, 2007
Charles C. McGettigan

/s/ MYRON A. WICK III	Director	January 10, 2007
Myron A. Wick III

Exhibit Index

Exhibit Number		Description of Document

5.1	*	Opinion of Paul, Hastings, Janofsky & Walker LLP

23.1	*	Consent of Paul, Hastings, Janofsky & Walker LLP (included with Exhibit 5.1).

23.2	**	Consent of Peterson & Co., LLP, issued by Squar, Milner, Peterson, Miranda & Williamson, LLP, both of which are independent registered public accounting firms.

23.3	**	Consent of KPMG, LLP, independent registered public accounting firm

24.1	**	Power of Attorney (included with signatures).

*	Previously Filed
**	Filed Herewith